February 28, 2012

VIA EDGAR TRANSMISSION

RE: Forum Funds (the "Trust"):

Carne Large Cap Value Fund (the "Fund")

(File Nos. 811-03023 and 2-67052)

Dear Ms. Browning:

The purpose of this letter is to respond to oral comments provided to Stacy Fuller and Christopher Healey of K&L Gates LLP on February 24, 2012 regarding the Trust's Post-Effective Amendment No. 346 to its Registration Statement on Form N-1A ("PEA No. 346"). PEA No. 346 was filed with the Securities and Exchange Commission ("SEC") pursuant to Rule 485(a) under the Securities Act of 1933, as amended ("1933 Act"), on Form N-1A on December 30, 2011, and will become effective on March 1, 2012.

For your convenience in reviewing the Trust's responses, your comments and suggestions are included in bold typeface immediately followed by the Trust's response. Capitalized terms used in this response letter, but not defined herein, shall have the same meaning as in PEA No. 346.

In addition, in connection with this filing, the Trust hereby states the following:

1.The Trust acknowledges that in connection with the comments made by the SEC staff, the staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

1.The Trust acknowledges that the staff's comments and changes in disclosure in response to the staff's comments do not foreclose the SEC from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

1.The Trust represents that neither it nor its management will assert the staff's comments or changes in disclosure in response to the staff's comments as a defense in any action or proceeding by the SEC or any person.

The Trust's responses to your comments are as follows:

Prospectus

Comment 1: In Item 4, please identify the types of equity securities that the Fund will invest in and summarize the risks of those specific types of equity securities.

Response: Registrant has revised the Fund's Item 4 disclosure to identify types of equity securities in which the Fund may invest. Registrant respectfully declines to revise the Equity Risk in its Item 4 disclosure, however, to address each of these types of securities specifically. As required by Form N-1A, the Item 4 risk disclosure provided summarizes the risk related to the Fund's investments the various types of equity securities in which it may invest. The Trust believes that this disclosure is sufficiently general so as to apply to all of the types of equity securities in which the Fund may invest and is appropriate Item 4 disclosure. More extensive disclosure on each of the various types of equity securities that the Fund may invest in is included later in the Prospectus and in the SAI.

Comment 2: In the Fund's Item 4 strategies disclosure, please define "large market capitalization companies" and state the source of this definition.

Response: Registrant has revised the Fund's Item 4 strategies disclosure to state that the Adviser considers large market capitalization companies to be those with market capitalizations in the range of the S&P 500 at the time of purchase.

Comment 3: The Fund's Item 4 strategies disclosure states that the Adviser may sell out of the money S&P 500 index call options on a "substantial amount" of the Fund's portfolio holdings. Please define "substantial amount," including by reference to the percentage of assets that the Fund will be investing in such index call options, or revise this disclosure to state simply that selling out of the money call options on the S&P 500 index is a principal investment strategy of the Fund.

Response: The Trust has revised the disclosure to state that selling out-of-the-money call options on the S&P 500 index is a principal investment strategy of the Fund.

Comment 4: Please explain how selling call options, as stated in the Fund's Item 4 strategies disclosure, will "add to the performance and smooth the returns of the Fund."

Response: Registrant has revised the Fund's disclosure to explain that, in falling markets, writing call options adds to the Fund's performance and smoothes the Fund returns by generating income that offsets losses on portfolio securities and, in rising markets, writing call options smoothes the returns of the Fund by limiting the Fund's gains to the exercise price of the option.

Comment 5: In the Fund's Item 4 strategies disclosure, please consider whether the "tax management techniques and strategies" are principal investment strategies and, as such, belong in Item 4 or should be discussed elsewhere in the prospectus. If they are properly included in the Fund's Item 4 disclosure, please clarify the nature of such techniques and strategies.

Response: Registrant has revised the Fund's Item 4 strategies disclosure to clarify the nature of the tax management techniques and strategies pursued by the Fund.

Comment 6: Please provide a supplemental confirmation that all principal strategies and risks are summarized in the Fund's Item 4 disclosures. In this regard, please consider whether U.S. Government Securities are properly included as a key "Concept to Understand" in the Fund's Item 9 disclosure and, if so, identify them as a principal investment strategy of the Fund in Item 4.

Response: The Trust confirms that all principal strategies and risks of the Fund are summarized in its Item 4 disclosure. Registrant has deleted U.S. Government Securities from the Fund's list of Concepts to Understand.

Comment 7: Please consider adding subheadings under "General Information" to more clearly present the information in this section.

Response: The Trust has considered whether additional subheadings in this section of the prospectus might be helpful for investors but respectfully declines to incorporate such subheadings at this time. The Trust will consider including subheadings in this section at the time of the Fund's next annual update.

Comment 8: With respect to the statement in the "General Information" section that "Under unusual circumstances, such as in the case of an emergency, the Fund may calculate its NAV and accept and process shareholder orders when the NYSE is closed," please explain how the Fund may accept and process shareholder orders under such circumstances in compliance with Rule 22c-1 of the 1940 Act.

Response: The Trust notes that many mutual funds, including other series of the Trust, began to include such disclosure in their prospectuses following the tragic events of September 11, 2001. No series of the Trust has had to rely on this disclosure yet. The Trust, nonetheless, plans to include this disclosure to provide a basis for Fund transactions in the case of extraordinary circumstances. The Trust asserts that the disclosure on its face does not present a compliance issue under Rule 22c-1 as Rule 22c-1(b) provides that the Fund will compute its net asset value per share at the specific time or times during the day determined by the Fund's board with the exception of, among other things, those days listed in the prospectus.

Comment 9: In the "General Information" section, please revise the disclosure regarding the Fund's "right to refuse any purchase request" to include the timing of shareholder notification of such refusal. Alternatively, please provide such disclosure in a different section of the prospectus.

Response: The Trust notes that the Fund, though required to accept redemptions, is not required to accept purchases and may decline any purchase order at any time. Accordingly, the Trust respectfully declines this comment.

Comment 10: In discussing the fair valuation process under the "When and How NAV is Determined" section, please add disclosure stating that this process is under the ultimate supervision of the Fund's Board.

Response: The Trust notes that the Fund's current disclosure states that valuation is done by a Valuation Committee appointed by the Board, "using procedures approved by the Board." The Trust, accordingly, respectfully declines to revise the Fund's disclosure in this regard.

Comment 11: Under the "Redemptions in Kind" section, please disclose in "plain English" whether the Fund may pay redemption proceeds in illiquid portfolio securities, and, if so, include appropriate disclosure for any related material risks.

Response: As suggested by the Fund's current disclosure, the Fund expects to distribute liquid securities, to the extent it redeems shares in kind. As also recognized by the disclosure, however, the Fund may be forced to distribute illiquid securities. Accordingly, as drafted, the disclosure alerts investors to their potential receipt of illiquid securities in connection with an in-kind redemption and the risks of such securities (i.e., that there might not be a liquid market for them). For these reasons, the Trust believes that the Fund's disclosure regarding in-kind redemptions is appropriate and respectfully declines to revise such disclosure.

Statement of Additional Information

Comment 1: Please provide a supplemental confirmation that all non-principal investment strategies and risks are included in the SAI per Item 16 of Form N-1A.

Response: The Trust confirms that all non-principal investment strategies and risks are included in the SAI per Item 16 of Form N-1A.

Comment 2: Please provide a supplemental confirmation that all principal investment strategies and risks in the SAI are included in the prospectus per Items 4 and 9 of Form N-1A.

Response: The Trust confirms that all principal investment strategies and risks in the SAI are included in the prospectus per Items 4 and 9 of Form N-1A.

Comment 3: Please distinguish principal from non-principal strategies and risks in the "Investment Policies and Risks" section.

Response: The Trust notes that page 1 of the SAI includes a statement directing shareholders to the Fund's prospectus for a discussion of the Fund's principal strategies and risks.

Comment 4: In connection with section "F. Leverage Transaction," please state supplementally whether leverage is a principal strategy or risk. If leverage is not a principal investment strategy of the Fund, please include a non-fundamental policy or other disclosure stating that the Fund will not purchase additional securities while borrowings are in excess of 5% of assets.

Response: The Trust confirms that leverage is not a principal investment strategy of the Fund. Nevertheless, because the Trust is not aware of any SEC or staff release requiring funds that do not employ leverage as a principal strategy to adopt a non-fundamental policy or disclosure of the type described, the Trust respectfully declines the comment.

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If you have any questions prior to the Trust's post-effective amendment filing, please call me at (202) 778-9187.

Sincerely,

/s/ Francine J. Rosenberger

Francine J. Rosenberger

cc: David Faherty
Atlantic Fund Administration, LLC